As filed with the Securities and Exchange Commission on January 26, 2005.






                     FORM U-6B-2/CERTIFICATE OF NOTIFICATION
         under the Public Utility Holding Company Act of 1935 ("PUHCA")

     The Cincinnati Gas & Electric Company ("CG&E"), an Ohio corporation and electric and gas utility subsidiary of Cinergy Corp., a registered holding company, hereby affirms that it has issued the following securities under an exemption from Section 6(a) of PUHCA:

1. Type of security: notes ("Notes") in conjunction with the Five-Year Senior Revolving Credit Agreement dated December 9, 2004 ("Credit Agreement").

2.   Issue, renewal or guaranty: issuance.

3. Principal amount: up to $500,000,000 collectively for all notes issued to the lenders under the Credit Agreement.

4.   Annual rate of interest: variable.

5.   Date of issue: December 9, 2004.

6.   Date of maturity: generally December 9, 2009.

7.   Acquirer(s)  of  the  Notes:  a  syndicate  of  lenders  under  the  Credit
     Agreement.

8.   Collateral: none.

9. Net proceeds to CG&E: zero at this time, but up to $500,000,000, if requested by CG&E, subject to the terms of the Credit Agreement.

10.  Use of proceeds: general corporate purposes.

11.  Exemption claimed: Rule 52(a).


                                        The Cincinnati Gas & Electric Company


                                        By:    /s/Wendy L. Aumiller
                                                  Wendy L. Aumiller
                                                  Treasurer

Dated:  January 26, 2005.